SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Cactus New Media I, Inc.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                   127204-20-4
                     --------------------------------------
                                 (CUSIP Number)

                    RS Schmitt, c/o Cactus New Media I, Inc.,
          437 41st Street, Miami Beach, Florida 33140, (305) 672-9200
                     --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 6, 2004
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.    302132-20-4
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Gala Enterprises Ltd.  (N/A)

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
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3)   SEC Use Only

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4)   Sources of Funds (See Instructions): PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship or Place of Organization:      Belize

Number of                  (7)  Sole Voting Power                     22,500,000
Shares Bene-
ficially                   (8)  Shared Voting Power                           0
Owned by
Each Report-               (9)  Sole Dispositive Power:               22,500,000
ing Person
With                       (10)  Shared Dispositive Power                     0

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    22,500,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11): 48.4% as of the date of this filing

14)  Type of Reporting Person (See Instructions):                       CO

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 Par Value, ("Common Stock") of Cactus New Media I, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 437 41st Street, Miami Beach, Florida 33140.

Item 2. Identity and Background

This statement is filed by Gala Enterprises Ltd., a corporation organized in the country of Belize. Its principal business is investments. Its principal executive offices are presently located at Lapal NR 24, Mooistreet, Grimbeeckpark, Potchefstroom, South Africa 2520. Its mailing address is P.O. Box 19619, Noordbrug, Potchefstroom, South Africa 2522.

During the last five (5) years, Gala Enterprises Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Gala Enterprises Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 6, 2004, Gala Enterprises Ltd. made a cash payment to the Company in the amount of ninety thousand dollars ($90,000) in exchange for 22,500,000 shares of the Company's restricted Common Stock, subject to Section 4(2) of the Securities Act of 1933, as amended, and Rule 144 promulgated thereunder.

Item 4. Purpose of Transaction

The purpose of the cash payment was to provide sufficient funds so that the Company could satisfy a portion of its outstanding debts. This transaction will likely result in a change in the present Board of Directors of the Company.

Item 5. Interest in Securities of the Issuer

As of February 17, 2004, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 17, 2004


/s/ Pieter DuRand
------------------------------
Pieter DuRand, President, Gala
Enterprises Ltd.